Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record Fourth Quarter & Full Year 2017 Financial Results

- Fourth Quarter Revenue Grew 36%; Full Year Revenue Increased 78% Year-over-Year -

- Q4 and FY Recurring Revenue Increased 107% and 65%, Respectively -

- Conference Call Today at 8:30 AM EST (3:30PM IST) -

CAESAREA, Israel – February 14, 2018 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of robotic guidance systems, reported record fourth quarter and full year revenues of $19.1 million and $64.9 million, respectively. As previously announced, the Company received purchase orders for 27 systems in the 2017 fourth quarter, including 24 Mazor X systems.  For the 2017 full year, the Company received 73 system orders, of which 64 were for the Mazor X system and nine were for the Renaissance system.

"Our effective execution during 2017 continued to strengthen our global leadership position in spine robotics and led to record systems sales and recurring revenue,” commented Ori Hadomi, Chief Executive Officer.  “2018 will be a year of transition during which we will emphasize synergy with Medtronic as well as procedure growth. Mazor is well positioned to benefit from the accelerating adoption of robotics for spine surgeries.”

FOURTH QUARTER 2017 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended December 31, 2017 increased 36% to $19.1 million compared to $14.0 million in the year-ago fourth quarter. U.S. revenue increased 38% to $17.4 million compared to $12.6 million in the year-ago fourth quarter, as the Company recognized revenue from 21 Mazor X systems, compared to 13 Mazor X and two Renaissance systems in the fourth quarter of 2016. International revenue was $1.7 million compared to $1.4 million in the year-ago fourth quarter. Recurring revenue from kit sales, services and other increased 107% to $9.3 million in the fourth quarter of 2017 compared to $4.5 million in the year-ago fourth quarter, which is primarily attributed to the higher system installed base. The Company ended the quarter with a backlog of 16 systems (14 Mazor X and two Renaissance systems).

The Company’s gross margin for the three months ended December 31, 2017 was 59.3% compared to 70.5% in the year-ago fourth quarter.  This expected decrease is attributed mainly to the higher manufacturing costs of the Mazor X system compared to the Renaissance system and the pricing terms with Medtronic. Total operating expenses were $11.4 million compared to $14.2 million in the year-ago fourth quarter, mainly due to lower operating expenses, following the transition to the global distribution phase of the Medtronic partnership.  Operating loss was $0.1 million compared to an operating loss of $4.3 million in the year-ago fourth quarter. Net income for the fourth quarter of 2017 was $0.4 million, or $0.01 per share, compared to a net loss of $4.3 million, or $0.09 per share, for the year-ago fourth quarter.

Cash generated by operating activities was $3.8 million compared to cash used in operating activities of $1.9 million in last year’s fourth quarter. The change is primarily a result of strong collections in the fourth quarter of 2017. As of December 31, 2017, cash, cash equivalents and investments totaled $108.3 million.

FOURTH QUARTER 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliations of the Company’s GAAP results to non-GAAP results. The reconciliations relate to non-cash expenses in the amount of $1.5 million with respect to share-based payments and amortization of intangible assets recorded in the fourth quarter of 2017. On a non-GAAP basis, the net income in the fourth quarter of 2017 was $1.9 million, or $0.03 per share, compared to net loss of $3.1 million, or $0.07 per share, for the year-ago fourth quarter.

FULL YEAR ENDED DECEMBER 31, 2017 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the full year ended December 31, 2017, revenue increased 78% and totaled $64.9 million compared to $36.4 million for the full year ended December 31, 2016, due to higher system sales and an increase in recurring revenue. Recurring revenue totaled $27.8 million, an increase of 65% compared to $16.8 million in the full year ended December 31, 2016. The growth in recurring revenue is attributed to the increase in the installed base and high utilization of the Company’s robotic guidance systems.  Gross margin for the full year ended December 31, 2017 was 63.5% compared with 71.6% for the full year ended December 31, 2016. This expected decrease is attributed mainly to the higher manufacturing costs of the Mazor X system compared to the Renaissance system and to the pricing terms with Medtronic. Operating expenses for the full year ended December 31, 2017 were $55.1 million, compared to $45.1 million for the full year ended December 31, 2016. The Company’s sales and marketing expenses are now expected to decrease, as Medtronic assumed commercial responsibility for the Mazor X, effective September 18, 2017. Net loss for the full year ended December 31, 2017 was $12.4 million, or $0.25 per share, compared to a net loss of $18.7 million, or $0.42 per share for the full year ended December 31, 2016.

FULL YEAR ENDED DECEMBER 31, 2017 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the full year ended December 31, 2017 was $5.7 million, or $0.12 per share, compared to a net loss of $16.1 million, or $0.36 per share for the full year ended December 31, 2016.

ADJUSTMENTS TO REPORTED THIRD QUARTER 2017 FINANCIAL RESULTS

As previously disclosed on January 8, 2018, the Company’s revenue for the third quarter ended September 30, 2017 was adjusted from $17.2 million to $18.6 million.  The corresponding cost of goods sold was also adjusted from $5.3 million to $5.9 million.  The increase is due to system deliveries to Medtronic which were incorrectly recorded as delivered after the third quarter ended September 30, 2017.

Following an additional analysis of the 2017 third quarter results, the Company is further adjusting its cost of goods sold by $1.1 million to $7.0 million due to the inaccurate recording of purchase of goods.

As a result of these adjustments, the gross margins for the three and nine months ended September 30, 2017 were adjusted from 69.2% and 68.0% to 62.3% and 65.3%, respectively.  The net loss for the same periods was increased by $0.3 million to $3.9 million and $12.9 million, respectively.

The amended financial results for three and nine months ended September 30, 2017 are available through the Company's website at
 https://www.mazorrobotics.com/index.php/investors-relations/financial-reports.

CONFERENCE CALL INFORMATION

The company will host a conference call to discuss these results on Wednesday, February 14, 2018, at 8:30 AM EST (3:30 PM IST).  Investors within the United States interested in participating are invited to call 800-289-0438.   Participants in Israel can use the toll-free dial-in number 1809 212 883. All other international participants can use the dial-in number +1 323-794-2423.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-888-203-1112 and reference the Replay Access Code: 5797376. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures
In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating profit (loss), net income (loss) and basic and diluted earnings per share that exclude the effects of capitalization of development costs, non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding that 2018 will be a year of transition for Mazor, Mazor benefitting from the accelerating adoption of robotics for spine surgery, the expected decrease in sales and marketing expenses, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law

U.S. Contacts: EVC Group
Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646.445.4800

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2017 (Unaudited)	2016 (Audited)	2017 (Unaudited)	2016 (Unaudited)
Revenue	$64,947	$36,379	$19,149	$14,043

Cost of revenue	$23,684	$10,330	$7,789	$4,148

Gross profit	$41,263	$26,049	$11,360	$9,895

Operating expenses:
Research and development, net	$8,192	$5,736	$2,500	$1,709
Selling and marketing, net	$39,499	$33,637	$6,861	$10,856
General and administrative	$7,375	$5,697	$2,065	$1,625
Total operating cost and expenses	$55,066	$45,070	$11,426	$14,190

Operating loss	$(13,803)	$(19,021)	$(66)	$(4,295)

Financing income, net	$1,228	$397	$597	$52

Profit (loss) before taxes on income	$(12,575)	$(18,624)	$531	$(4,243)

Income tax expense (benefit)	$(156)	$44	$94	$23

Net income (loss)	$(12,419)	$(18,668)	$437	$(4,266)

Net earnings (loss) per share - Basic and diluted	$(0.25)	$(0.42)	$0.01	$(0.09)

Weighted average common shares outstanding - Basic	49,154	44,881	51,588	47,560

Weighted average common shares outstanding - Diluted	49,154	44,881	57,572	47,560

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$46,376	$14,954
Short-term investments	56,708	37,862
Trade receivables	5,460	8,225
Other current assets	2,054	1,728
Inventory	7,864	4,715
Total current assets	118,462	67,484

Non-current assets
Long-term investments	5,171	9,017
Property and equipment, net	4,323	3,615
Intangible assets, net	1,925	2,258
Other non-current assets	1,115	351
Total non-current assets	12,534	15,241

Total assets	$130,996	$82,725

Current liabilities
Trade payables	$3,474	$5,018
Deferred revenue	3,471	4,031
Other current liabilities	9,874	8,462
Total current liabilities	16,819	17,511

Non-current liabilities
Employee benefits	414	325
Total non-current liabilities	414	325

Total liabilities	17,233	17,836

Equity
Share capital	136	124
Share premium	225,678	174,647
Amounts allocated to warrants	9,629	-
Capital reserve for share-based payment transactions	10,480	9,859
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(134,279)	(121,860)
Total equity	113,763	64,889

Total liabilities and equity	$130,996	$82,725

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Twelve Month ended		Three month ended
	December 31,		December 31,
	2017 (Unaudited)	2016 (Audited)	2017 (Unaudited)	2016 (Unaudited)
Cash flows from operating activities:
Loss (income) for the period	$(12,419)	$(18,668)	$437	$(4,266)
Adjustments:
Depreciation and amortization	$1,522	$822	$415	$346
Gain from sale of property and equipment	$-	$(6)	$-	$-
Finance expense (income), net	$(291)	$(275)	$37	$38
Share-based expenses	$6,370	$4,439	$1,395	$1,061
Income tax expense (benefit)	$(156)	$44	$94	$23
	$7,445	$5,024	$1,941	$1,468

Change in inventory	$(3,224)	$(1,938)	$126	$(650)
Change in trade and other accounts receivable	$1,852	$(3,512)	$1,498	$(5,588)
Change in prepaid lease fees	$(39)	$(20)	$(9)	$(2)
Change in trade and other accounts payable	$(138)	$8,723	$(297)	$7,088
Change in employee benefits	$89	$26	$(34)	$(13)
	$(1,460)	$3,279	$1,284	$835

Interest received	$554	$301	$122	$66
Income tax paid	$(11)	$(38)	$4	$-
	$543	$263	$126	$66

Net cash provided by (used in) operating activities	$(5,891)	$(10,102)	$3,788	$(1,897)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$(10,463)	$(11,094)	$(11,879)	$523
Purchase of long-term investments	$(4,537)	$(9,823)	$(249)	$(917)
Proceeds in long-term investments	$-	$748	$-	$250
Purchase of property and equipment	$(2,364)	$(2,361)	$(807)	$(626)
Capitalization of development costs	$-	$(1,902)	$-	$(385)
Net cash used in investing activities	$(17,364)	$(24,432)	$(12,935)	$(1,155)

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$39,988	$31,416	$(12)	$-
Proceeds from exercise of share options by employees	$14,945	$4,100	$6,652	$513
Proceeds from exercise of warrants by investors	$-	$481	$-	$-
Net cash provided by financing activities	$54,933	$35,997	$6,640	$513

Net increase (decrease) in cash and cash equivalents	$31,678	$1,463	$(2,507)	$(2,539)
Cash and cash equivalents at the beginning of the period	$14,954	$13,519	$49,028	$17,597
Effect of exchange rate differences on balances of cash and cash equivalents	$(256)	$(28)	$(145)	$(104)
Cash and cash equivalents at the end of the period	$46,376	$14,954	$46,376	$14,954

Supplementary cash flows information:
Purchase of property and equipment in credit	$(24)	$(566)	$(24)	$(566)
Issuance costs in credit	$(10)	$-	$(10)	$-
Capitalization of development expenses on credit	$-	$(20)	$-	$(20)
Classification of inventory to fixed assets, net	$75	$-	$75	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2017	2016	2017	2016
GAAP gross profit	$41,263	$26,049	$11,360	$9,895
Amortization of intangible assets	333	74	83	74
Share-based payments	355	207	107	37
Non-GAAP gross profit	$41,951	$26,330	$11,550	$10,006
GAAP gross profit as percentage of revenues	63.5%	71.6%	59.3%	70.5%
Non-GAAP gross profit as percentage of revenues	64.6%	72.4%	60.3%	71.3%

GAAP operating expenses	$55,066	$45,070	$11,426	$14,190
Share-based payments:
Research and development	$875	$783	$234	$88
Selling and marketing	$2,969	$2,435	$606	$463
General and administrative	$2,171	$1,444	$448	$473
Development costs capitalization	$-	$(2,332)	$-	$-
Non-GAAP operating expenses	$49,051	$42,740	$10,138	$13,166

GAAP operating loss	$(13,803)	$(19,021)	$(66)	$(4,295)
Non-GAAP operating profit (loss)	$(7,100)	$(16,410)	$1,412	$(3,160)

GAAP net income (loss)	$(12,419)	$(18,668)	$437	$(4,266)
Amortization of intangible assets	$333	$74	$83	$74
Share-based payments	$6,370	$4,869	$1,395	$1,061
Development costs capitalization	$-	$(2,332)	$-	$-
Non-GAAP net income (loss)	$(5,716)	$(16,057)	$1,915	$(3,131)

GAAP basic and diluted earnings (loss) per share	$(0.25)	$(0.42)	$0.01	$(0.09)

Non-GAAP basic and diluted earnings (loss) per share	$(0.12)	$(0.36)	$0.03	$(0.07)